INVEST IN **MOVIEPASS**

Bringing movie people closer to the movies they love


mogul.moviepass.com
3:32 / 3:32

moviepass.com New York, NY

VC-Backed | Repeat Founder | $5M+ Revenue

Highlights

VC-Backed
Raised $250K or more from a venture firm

$5M+ Revenue
Earned over the last 12 months

Repeat Founder
Started a prior company with $2M+ in funding or revenue

1. Original Co-Founder Stacy Spikes bought MoviePass back from private equity ownership
2. Epic turnaround story featured in the HBO Original documentary produced by Mark Wahlberg
3. $14M in annual recurring revenue and 2.8M movie visits booked since relaunch
4. 630,000+ waitlist for Mogul by MoviePass - the first prediction market for film & entertainment
5. Backed by top VCs including Lightship Capital, Harlem Capital, Wavemaker and more
6. Featured in Vanity Fair, Rolling Stone, Hollywood Reporter, TIME, and the New York Times
7. First-mover where movies meet fantasy sports, gaming, & prediction markets
8. Giving movie lovers a real stake in the future of entertainment

Featured Investors

Sui Foundation Follow Invested $2,999,996

The Sui Foundation accelerates global adoption of the Sui blockchain through grants, investments, and community programs, fueling innovation and onboarding the next billion Web3 users.
sui.io

Evan Chang, Founder & CEO

"With Mogul, MoviePass isn't just gamifying Hollywood, they're unlocking a new category of on-chain consumer experiences pushing boundaries of what's possible in fan engagement."

Animoca Brands Follow Invested $2,499,999

Animoca Brands is a global leader in digital entertainment and blockchain, driving Web3 adoption through gaming, NFTs, and the metaverse. The company backs 400+ projects shaping the open digital economy.
animocabrands.com

Yat Siu , Executive Chairman + Cofounder

"MoviePass has a strong vision for technology in the field of entertainment and our investment demonstrates our commitment to maximizing the value that MoviePass can deliver across the film industry, With its initiatives to increase traffic to theaters, engage audiences with enhanced cinematic experiences, connect studios and their franchise characters to movie fans, and make financing more accessible to aspiring filmmakers, we believe that MoviePass will help to define the future of cinema."

Lightship Capital Follow Invested $1,000,000
Syndicate Lead

Lightship Capital invests in remarkable businesses led by FOC (Founders of Color), LBGTQ+, Women & Innovators with Disabilities. By supporting our founders and their teams with the resources every startup needs to thrive, Lightship empowers, uplifts and catalyzes wealth building for ecosystems typically excluded from economic advancement opportunity.
lightship.capital

Brian Brackeen, Managing Partner

"Lightship invested in MoviePass because we believe in the transformative leadership of Stacy Spikes and his ability to rebuild one of the most recognized brands in entertainment with integrity, innovation, and a sustainable model. MoviePass sits at the intersection of fintech and media, using technology to democratize access to theatrical experiences while creating new revenue pathways through AI-driven personalization, data monetization, and strategic partnerships with players like Comcast, Mastercard, and Harlem Capital The company's resurgence reflects the power of resilience and smart reinvention — proof that past lessons, when coupled with visionary leadership, can birth a more scalable and profitable enterprise. We love that MoviePass is more than a subscription service; it's a cultural comeback story and a platform for inclusion and innovation in the entertainment industry. For Lightship, this investment isn't just about financial upside — it's about helping a proven founder reshape how the world experiences cinema, responsibly and sustainably."

Other investors include Kelly Ventures, Harlem Capital, Canaan Partners, Reitler, Wavemaker Ventures, Front Row Ventures

Our Team



Stacy Spikes Chief Executive Officer & Co-founder

Award-winning innovator. Original MoviePass Co-founder & CEO, expanding to 1.5M users. Featured in Mark Wahlberg's hit HBO Original doc. Executive at Motown Records, Sony Music, and Miramax. Urbanworld Film Festival Founder. TED AI speaker & author.



Gretchen McCourt Chief Operating Officer

Seasoned entertainment executive. Former CCO & EVP at Pacific Theatres. Grew ArcLight to $200M+ revenue. Ex-National Head Film Buyer at AMC. Co-founder & CEO of Women in Entertainment. TEDx speaker.



Linling Tao Head of Finance & Operations

Financial strategist and operator. Former VP Product & Marketing at InsideHook. Former MD of the 14th Factory with Simon Birch, showing 20 artists in 14 exhibits, featured in NPR and LA Times. University of Pennsylvania BA & the Wharton School BS.



Luigi Aldon Head of Marketing

Storytelling & brand creative. Led growth at lululemon and ClassPass scaling tech, consumer, wellness, and luxury retail. Co-founder and former Head of Brand & Community at Smudge Wellness, drove 2B social impressions/annum and cut 60% acquisition costs.



Matt Zurcher Head of Customer Experience

Customer growth expert. Former SVP at Angi, managing $95M P&L. Scaled HomeAdvisor team from 30 to 1600+ people. Former U.S. Navy officer & Gabby Krause Foundation CO board president. Swarthmore BA & Villanova MBA.



Ryan McManus VP of Product

Product and engineering visionary. Original MoviePass team member; grew customer base from 20k users to 3M in 6 months. 2x founder. Co-founder of VUniverse; SXSW Innovation Award finalist in 2020. Syracuse BA.



Josh Nielson Head of Data

Data architect. Former software developer at Medici Ventures (Overstock) + QA engineer at Instructure. Independent crypto investor. University of Utah BS & Western Governors University MS.

Why MoviePass?


moviepass


MOGUL
by moviepass



MoviePass was built for movie people — bold dreamers who live for the story.

We turned Hollywood upside down with the first subscription to watch any movie, anytime, anywhere. Millions joined, and together we built a cultural phenomenon.

To those who have been with us from the start — thank you. Together we made moviegoing more accessible and 60% of theaters now offer a MoviePass-style subscription.

For those just tuning in — catch up on the full story of our rise, fall, and redemption in the **HBO Original documentary MoviePass, MovieCrash** produced by Mark Wahlberg.

Through it all, our mission has always been to empower and inspire movie lovers through technology and innovation.

We changed the industry once, and successfully brought back our leading movie subscription platform. Now, we're keeping our core and expanding our universe to disrupt the industry again. Our next product line Mogul lets movie people speculate, predict, and play in the business of film.

And this time, you're invited to own a piece of our story and future from the start.

MoviePass is setting the stage for the next wave of fan engagement.

The MoviePass subscription continues to thrive, getting more people into theaters nationwide. Since relaunching in 2023, we've gone from $0 to $14M in annual recurring revenue and have powered 2.8 million movie trips.


$14 Million
Annual Recurring Revenue


2,800,000
Movie Trips Booked

And while nothing beats the magic of the big screen, we realized we also have an incredible opportunity to bring fans together online and create an active global community connected by a shared love of cinema.

Through Mogul, we're building a fan-powered entertainment platform and bringing the mechanics of fantasy sports to Hollywood.


$9 Million
Series A Funding


630,000+
Mogul App Launch Waitlist

630,000 movie fans are already waiting to play. Top-tier investors, including Harlem Capital, Sui Foundation, and Lightship Capital, have backed our $9M Series A.

$101B entertainment industry has no prediction market for its

biggest fans.

We go to movies because of our connection to stories. These stories don't just entertain us, they shape culture, and our passion extends beyond the theatres.

Movie people are constantly calling box office winners, debating award upsets, and gossiping about casting rumors. Yet only a handful of corporations control the narrative in Hollywood, leaving movie fans on the sidelines.

Meanwhile, sports fans have participated with their own fantasy leagues for years. Entire industries have emerged to channel fan energy into engagement. Take FanDuel and DraftKings, two hypergrowth companies that helped create a $32 billion daily fantasy sports industry.

Now, prediction markets are the next hyper-growth segment with platforms like Kalshi and Polymarket attracting millions of users with interests across music, politics, and sports. In September alone, Kalshi saw $2.5 billion of sports contracts traded when the NFL season kicked off.


4.8 billion annual movie visits globally
People don't just watch movies - they obsess over them.


5x more visits than major sports
Fans need a global arena to engage around films.


83% of U.S. adults stream content
We live in a 24/7 entertainment cycle. Let's capitalize on it.

Imagine if there were a similar platform for Hollywood. The live event is the theatre, and the team is limitless – directors, actors, producers, and so much more. There is no off-season - it's always on.

Technology has the power to liberate storytelling from the select few and bring it back to the hands of the people. The opportunity to connect movie people in a digital arena is MASSIVE.

Mogul gives movie lovers a real stake in the future of entertainment.

If MoviePass changed the way we go to the movies, Mogul is changing the way we interact with entertainment on a global scale.

We're building the central hub to unite and activate one of the world's largest and most passionate audiences to participate, to vote, to predict, to be part of the story.

Mogul leverages fantasy league and prediction market principles. We're giving fans the ability to draft their dream studio and predict real-world outcomes — box office results, award nominations, critic reviews, and sentiment scores.


MOGUL
by moviepass.
9:41
Leaderboard
Personal
Weekly
Season
Draft dream studio
Compete head-to-head or solo


25 August, 2025
Rank
Studio
Performance
Points
4 Marsha Fisher 36 pts
5 Juanita Cormier 35 pts
6 You 34 pts
7 Tamara Schmidt 33 pts
8 Ricardo Veum
Predict real-world outcomes
Earn Rewards

Players compete head-to-head or solo, turning movie knowledge and instinct into measurable success and rewards.

Powered by the blockchain technology of SUI, Mogul expands MoviePass into a transparent, global entertainment economy that operates across currencies and borders and transacts in real time.

> "Mogul is the culmination of our long-term Web3 strategy. Inspired by fantasy sports, we've built a new kind of competitive entertainment experience. But the bigger vision is even more exciting—activating a new generation of fans who aren't just watching movies but influencing the culture and economy around them."



Stacy Spikes
Co-Founder & CEO of MoviePass

200+ press mentions since our Mogul launch announcement.

When we first announced Mogul on a global stage last May, we saw more international press coverage than ever before in the history of our company.

Top outlets are sharing our comeback story and recognizing Mogul as the next big disruption in Hollywood.


The Hollywood Reporter
CNBC
VANITY FAIR
TechCrunch
Inc.
The Verge
Forbes
Bloomberg Opinion
BUSINESS INSIDER
Blockchain Council
decrypt
npr
AFROTECH
THE BLOCK
Inc.
How MoviePass Finally Became Profitable
mogul
mogul



A team of industry vets taking Mogul to a global stage.

Stacy Spikes is the original co-founder of MoviePass, one of the most talked-about subscription platforms. When outside ownership pushed him out and drove the company to collapse, Stacy refused to let it die. He bought MoviePass back, rebuilt it, and assembled an impressive executive team to drive future success.



Leadership Team
Stacy Spikes
CEO & Founder
Gretchen McCourt
Chief Operating Officer
Linling Tao
Head of Finance & Ops
Luigi Aldon
Head of Marketin
Matt Zurcher
Head of CX
Josh Neilson
Head of Data
Ryan McManus
VP of Product
classpass
SONY
amc THEATRES
lululemon
TEDx
SXSW
MIRAMAX
Angi
MEDICI VENTURES
UBS
MOTOWN
Wharton

Today, MoviePass includes members of the original team alongside company building experts from AMC, ClassPass, and UBS. Together, we're reinventing how movie fans engage with Hollywood.

We're backed by some of the sharpest minds bridging Web2 and Web3 — Harlem Capital, Animoca Brands, and the Sui Foundation.

"MoviePass will be able to bring Sui's capabilities to your everyday cinema lover. It's an experience that will connect

with everyone on a human level.



Gap Kim
Head of Marketing, Sui Foundation

Backed by...

Harlem Capital, Sui Foundation, Wavemaker, animoca BRANDS, Canaan, LIGHTSHIP CAPITAL

... with $9M Raised in Series A

Capturing a massive, untapped market within Prediction Markets.

MoviePass's fan-powered entertainment platform sits at the intersection of four booming industries: movies & entertainment, fantasy sports, online gaming, and prediction markets.


Total Addressable Market
Global Movies & Entertainment Market
$101B
7.94% CAGR
Global Online Gaming Market
$208B
8.12% CAGR
$341B
Fantasy Sports Market
$32B
14% CAGR
FUTURE OPPORTUNITY
Prediction Markets
$9B
2024 Polymarket Trading Volume

The fantasy sports industry has already validated how prediction-driven fan engagement can unlock billions in recurring revenue. Prediction markets are exploding, with Polymarket surpassing $9B in trading volume in 2024, proving a global appetite for event-based speculation.

Mogul, powered by the cultural force of MoviePass, is the first-mover in gamifying Hollywood. By tapping into the MoviePass ecosystem with 3.8M+ fans, Mogul is in a prime position to capture outsized market share as a first-to-market mover.

We're not a gambling platform and instead operate under the proven Daily

Fantasy Sports model, rewarding users for their knowledge, insight, and mastery of the entertainment industry.

A proven model rebuilt for the entertainment audience.


Entry Fees & Contests
Users pay a small fee to enter fantasy-style competitions to draft actors, directors, or films into their "studios."
Premium Memberships
Subscription tiers unlock deeper features: exclusive industry data, reduced entry fees, and early access to limited-entry contests.
Studio Sponsorships & Partnerships
Studios sponsor contests tied to film releases, using Mogul as a marketing channel.

Our subscription business will continue to anchor recurring revenue, while Mogul adds a high-margin digital layer. Mogul will monetize engagement through prediction contests, premium memberships, and entertainment data insights.

Today, Mogul is free to play. We'll then evolve into subscription tiers, before launching into tokenized predictive contracts.

Tokenized contracts will enable ownership, create investable liquidity pools, and solidify long-term network value across the Mogul ecosystem.

As we grow our global fan base through direct to consumer sales, we're setting the stage for what comes next: turning prediction market behavior into data intelligence that drives partnerships, insights, and entirely new revenue streams.

Launching to 3.8M movie lovers, nation-wide and globally.


Roadmap of the Entertainment Marketplace
Global Expansion
› Integrate studios, and partnerships
› Integrate stablecoin developments
Self-Sustaining Economy
› Fan predictions, data, and rewards
U.S. Launch
› CFTC-regulated exchange
› Mogul Launch
Real-Money Markets
› Introduce predictive markets


> Focus on user growth

Within the first year of launch, the platform is projected to engage 500K active users, which in comparison, represents about 2% of FanDuel's existing user base. These early adopters will fuel growth, user feedback, and iterative advancements to hit our north star goal.

Within 3 years, we expect to reach 5 million players worldwide, advancing on our flywheel business approach.

Scaling a new kind of entertainment economy.


Revenue Projections
$250M
$50.5M
$13M
2025
2027
2030

Forward looking projections not guaranteed.

Mogul builds upon MoviePass's leading subscription product to create a highly engaged fan economy and diversifies our revenue streams. MoviePass members average 1.7 theater visits per month, while Mogul breaks beyond the box office — giving fans multiple ways to connect digitally every week.

As fan activity deepens, so does value creation. Our forecasts estimate $150 ARPU to start, and we expect that to increase close to the $200-500 ARPU fantasy sport industry average as real-money speculation grows on the platform. This estimate includes all revenue streams: entry fees, premium subscriptions, and transaction fees.


Growth Revenue Drivers
Rewards & Community Growth
Daily Fan Speculations
Global Participation
Blockchain Technology

	moviepass	MOGUL by moviepass
Revenue	1x per user per month	15x per user per month
Variable Spend	$10-$40 per user per month	Scales with platform activity

Revenue Streams	Fixed subscription Fee	> Entry fees > Premium memberships > Sponsorships
Play Frequency	Cyclical with theatre subscriptions	365-day global engagement

MoviePass has the potential for a multi-billion dollar exit.



$10B
Valuation
Polymarket
$2B
Valuation
Kalshi
$17.5B
Public market capitalization
DRAFT KINGS
$31B
Valuation
FANDUEL

Mogul has multiple clear paths to a blockbuster exit:

IPO Path – The DraftKings Route: Scale to millions of active users, own the film speculation category, and monetize through contests, premium tiers, sponsorships, and data licensing. With recurring revenue locked in, Mogul can chart a direct route to the public markets.

Strategic Acquisition – The FanDuel Route: Gaming giants like Flutter, which acquired FanDuel through multiple transactions, MGM, or Caesars are eager to expand beyond sports into entertainment. Mogul offers a natural adjacency with global reach and a passionate user base.

Media & Entertainment M&A: Streaming platforms and studios like Netflix, Amazon, Disney, need new ways to engage fans beyond passive viewing. Mogul is the engagement engine they don't yet have.

Forward looking statements not guaranteed.

Invest in MoviePass. Power the next entertainment revolution.

Cinematic Royalty — $150,000+

- Stacy Spikes as a featured guest speaker at your company, conference, or private event
- The Studio Team Perks

The Studio Team — $50,000+

- Dinner & a movie with Stacy Spikes in NYC or LA (*transportation and accommodations not provided*)
- Executive Producers Perks

Executive Producers — $10,000+

- Invitation to Urbanworld 2026 as a VIP guest
- Mogul's Table Perks

Mogul's Table

$5,000+

- Free autographed copy of Black Founder: The Hidden Power of Being an Outsider
- Red Carpet Circle Perks

VIP Team

$2,500+

- Limited edition MoviePass hoodie
- Red Carpet Circle Perks

Red Carpet Circle

$1,000+

- Limited edition MoviePass t-shirt
- Insider Perks

Insider

$500+

- Founding Member Mogul in-game badge unlocking future rewards
- OG Fan Perks

OG Fan

$250+

- Digital "Founding Investor" badge inside MoviePass + Mogul app

Movie Lovers. Creators. Investors. Let's revolutionize entertaiment together.

MoviePass and Mogul are transforming how people experience cinema, box office, and cultural storytelling on a global scale.

We're raising on Wefunder because MoviePass has always been about the fans. Now, for the first time, you can own a piece of the next entertainment revolution — right as it begins.

Together, we're building a movement that turns movie lovers into Hollywood stakeholders.

By investing in this round, you'll join visionary backers like Harlem Capital, Animoca Brands, and Sui Foundation as we activate fans and build the prediction market for entertainment.

Join us in building a cultural home for movie lovers everywhere.


9:41
MOGUL



Leaderboard
Personal
Weekly
Season
25 August, 2025
Rank
Studio
Performance
Points
Marsha Fisher
Juanita Cormier
You
34 pts
Tamara Schmidt
Ricardo Veum
Gary Sanford
moviepass
The future of
entertainment is here.